SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Report on Important Business Matter

Addition of an Affiliated Company

I. Details of affiliated companies :

1. JB Edu

A. Name: JB Edu

B. Name of the Representative Director: Myung-Sun Park

C. Total assets: KRW 7,000,000,000

D. Total liabilities: KRW 0

E. Total shareholders’ equity: KRW 7,000,000,000

F. Total capital stock: KRW 2,200,000,000

G. Business area: Online education business

* Financial details are as of April 25, 2008

2. Softnics

A. Name: Softnics

B. Name of the Representative Director: Jae-Young Park

C. Total assets: KRW 1,000,000,000

D. Total liabilities: KRW 0

E. Total shareholders’ equity: KRW 1,000,000,000

F. Total capital stock: KRW 1,000,000,000

G. Business area: Software development and sales

*Details are as of April 1, 2008

II. Name of company group: KT Corporation

III. Reason for the addition: KT Corporation received notice from the Korean Fair Trade Commission that the companies stated above will be classified as affiliate of a large business group.

IV. Percentage of shares owned by KT Corporation:

A. JB Edu : 54.5%

B. Softnix : 60%

V. Number of KT Corporation’s affiliated companies after the addition: 39

VI. Effective date: May 2, 2008

VII. KT Corporation is making this disclosure on behalf of the business group “KT” and this disclosure is effective for other listed affiliates of KT Corporation that are obligated to make such disclosure on the same date:

•	Listed on the Stock Market Division of the Korea Exchange: KTF

•	Listed on the KOSDAQ Market Division of the Korea Exchange: KTH, KT Submarine, Olive Nine Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 30, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director